BD 3/5

[redacted]

09057878

NITEDSTATES
DEXCHANGECOMMISSION
ington, D.C. 20549

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AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEXT GENERATION EQUITY RESEARCH LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 E. WACKER DR., SUITE 2920
(No. and Street)

CHICAGO (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY M. FIERCE (866) 622-7304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN R. WATERS & COMPANY
(Name – *if individual, state last, first, middle name*)

123 N. WACKER DRIVE, SUITE 1550 (Address) CHICAGO (City) IL (State) (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC
Mail Processing
Section

Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, TIMOTHY M. FIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXT GENERATION EQUITY RESEARCH LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
N A SICKLER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/12/12

Signature

MANAGING PARTNER/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Next Generation Equity Research, LLC

We have audited the accompanying statement of financial condition of Next Generation Equity Research, LLC (A Limited Liability Company) as of December 31, 2008 and 2007, and the related statement of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Next Generation Equity Research, LLC (A Limited Liability Company) as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

John R Waters & Company

Chicago, Illinois
February 13, 2009

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS
JOHN R. WATERS & COMPANY
123 N. Wacker Drive, Suite 1550
Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401
825 Green Bay Road, Suite 100
Wilmette, IL 60091
Phone 847 251 2010 Fax 847 251 2097
www.jrwaters.com

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash	$ 26,525	$169,698
Receivables from broker-dealers and clearing organizations	228,872	279,034
Prepaid expenses	12,723	32,384
TOTAL CURRENT ASSETS	268,120	481,116
PROPERTY AND EQUIPMENT - NET	35,915	50,714
OTHER ASSETS:		
Investment in non-marketable securities	7,439	4,063
Note receivable	5,000	-
Deposits	2,103	8,372
TOTAL OTHER ASSETS	14,542	12,435
TOTAL ASSETS	$318,577	$544,265
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 19,147	$ 40,225
Commissions payable	66,065	37,659
Other payables	1,948	295
TOTAL CURRENT LIABILITIES	87,160	78,179
MEMBERS' EQUITY (EXHIBIT III)	231,417	466,086
TOTAL LIABILITIES AND MEMBERS' EQUITY	$318,577	$544,265

The accompanying notes are an integral part of this statement.

Exhibit II

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUE:		
Commission income	$2,364,126	$3,088,046
Investment banking	56,386	289,249
Other income	40,176	38,866
TOTAL REVENUE	2,460,688	3,416,161
OPERATING EXPENSES (SCHEDULE C)	2,757,357	3,387,891
NET INCOME (LOSS) (EXHIBIT III)	$ (296,669)	$ 28,270

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
MEMBERS' EQUITY - BEGINNING OF YEAR	$ 466,086	$ 252,816
Additional capital contributions	67,000	205,000
Capital distributions	(5,000)	(20,000)
Net income (loss) (Exhibit II)	(296,669)	28,270
MEMBERS' EQUITY - END OF YEAR (EXHIBIT I)	$ 231,417	$ 466,086

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES:		
Net income (loss)	$(296,669)	$ 28,270
Items which did not affect cash:		
Depreciation and amortization	16,988	15,520
Abandonment of leasehold improvements	-	4,394
Unrealized loss on non-marketable securities	24,524	273
Receipt of non-marketable securities	(29,878)	(4,609)
Receipt of note receivable	(5,000)	-
Changes in operating assets and liabilities:		
Receivables from broker-dealers and clearing organizations	50,162	37,668
Deposits	6,269	2,468
Prepaid expenses	19,661	(6,435)
Accounts payable	(21,078)	345
Deferred lease liability	-	(1,349)
Commissions payable	30,384	(60,109)
Bonus payable	-	(35,000)
Other payables	1,653	(1,329)
NET CASH (APPLIED TO) OPERATING ACTIVITIES	(202,984)	(19,893)
CASH (APPLIED TO) INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,189)	(34,826)
CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES:		
Capital distributions	(5,000)	(20,000)
Additional capital contributions	67,000	205,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	62,000	185,000
INCREASE (DECREASE) IN CASH	(143,173)	130,281
CASH - BEGINNING OF YEAR	169,698	39,417
CASH - END OF YEAR	$ 26,525	$ 169,698

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1 - DESCRIPTION OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

Next Generation Equity Research, LLC (the Company), formed under a certain Operating Agreement dated February 1, 2004, is a fully disclosed broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), formally known as NASD, Inc. The Company provides investment banking, advisory services, and research on securities to institutional investors throughout the United States. The Company is a subsidiary of Next Generation Holdings, LLC (parent).

Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes gross revenues from research on securities when the earnings process is complete, as evidenced by an agreement with the broker. Recognition of research earnings occurs at the time the investment transaction closes. Investment banking revenues consist of fees earned from providing advisory services, are contingent upon the success of the services provided, and are recorded upon successful completion of a transaction.

Cash - The Company maintains its cash balance at a major financial institution in the Chicago metropolitan area. Management believes that the Company is not exposed to any significant credit risk.

Accounts receivable - Accounts receivable consist primarily of trade receivables for research on securities. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

Property and Equipment - Property and equipment is stated at cost and depreciated over its useful life on the straight-line method over a five year period.

Non-marketable securities - Occasionally, the Company receives shares of restricted stock in publicly traded companies in payment of services rendered. The shares are originally valued at the value of the services rendered. The securities are periodically revalued based on the value of the traded securities. Unrealized gains and losses are recognized for the difference between the previous value and the value at the balance sheet date. The Company shares unrealized gains and losses with the respective sales representative on one of the securities. Commissions payable to the sales representative are accrued accordingly. The Company owned restricted securities aggregating $7,439 and $4,063 at December 31, 2008 and 2007, respectively; and incurred unrealized losses aggregating $24,524 and $273 during 2008 and 2007, respectively.

NOTE 2 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2008 and 2007:

	2008	2007
Office equipment	$66,360	$64,171
Furniture and fixtures	20,530	20,530
Sub-total	86,890	84,701
Less accumulated depreciation	50,975	33,987
Net property and equipment	$35,915	$50,714

Depreciation expense aggregated $16,988 and $15,520 for 2008 and 2007 respectively.

NOTE 3 - LEASE COMMITMENTS

On December 15, 2004, the Company entered into a twenty-eight month lease agreement for office space in Chicago, Illinois commencing on January 1, 2005. Under the terms of the lease, the Company is obligated to pay rent, real estate taxes, and operating expenses for the facilities. On April 30, 2007, the Company entered into an eighty-four month lease for office space in Chicago, Illinois commencing on September 1, 2007. Total lease expense aggregated $108,419 and $65,719 in 2008 and 2007, respectively.

The Company leased temporary office space on a month-to-month basis in Boston, Massachusetts through September 2007. Under terms of the lease, the Company was obligated to pay rent and operating expenses for the facilities. Total lease expense aggregated $12,053 in 2007.

On April 20, 2006, the Company entered into a thirty-six month lease agreement for office space in Greenwood Village, Colorado. Under the terms of the lease, the Company was obligated to pay rent, real estate taxes, and operating expenses for the facilities. On October 30, 2008, the Company terminated the lease. Under the terms of the agreement the Company paid a one time fee of $2,895 and forfeited its security deposit of $5,788. Total lease expense aggregated $25,833 and $22,081 in 2008 and 2007, respectively.

The Company also leases office equipment and furniture classified as operating leases. The terms of the leases are for thirty-six to sixty months. Lease expense aggregated $13,905 and $23,914 in 2008 and 2007, respectively.

NOTE 3 - LEASE COMMITMENTS, Continued

The following is a summary of required future minimum base operating lease payments at December 31, 2008:

2009	$ 59,000
2010	55,000
2011	55,000
2012	57,000
2013	59,000
Thereafter	40,000
Total	$325,000

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company obtains funds for working capital from short-term financing advances made by its parent and from capital contributions both made by the parent company as necessary. The advances are repaid from available working capital. Since the advances are short-term, no interest is charged by or paid to the parent company.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In 2008, a change in business operations further increased the minimum net capital requirement to $50,000. Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital of $168,237, which was $118,237 in excess of its required net capital of $50,000. At December 31, 2007, the Company had net capital of $370,553, which was $365,341 in excess of its required net capital of $5,212. The Company's net capital ratio was .52 to 1.0 and .21 to 1.0 at December 31, 2008 and 2007, respectively.

NOTE 6 - CUSTOMER CONCENTRATION

A majority of all revenues during 2008 are from one customer. All commission amounts receivable are from one customer at December 31, 2008 and 2007.

NOTE 7 - INCOME TAXES

The Company is a limited liability company. Accordingly, the members will be taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is reflected in the financial statements. The Company remains liable for state replacement tax.

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

DECEMBER 31, 2008

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
Next Generation Equity Research, LLC

Our report on our audits of the basic financial statements of Next Generation Equity Research, LLC (A Limited Liability Company) for December 31, 2008 and 2007 appears on page 1. The audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, presented in Schedules A through C, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R Waters & Company

Chicago, Illinois
February 13, 2009

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY
123 N. Wacker Drive, Suite 1550
Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401

825 Green Bay Road, Suite 100
Wilmette, IL 60091
Phone 847 251 2010 Fax 847 251 2097

www.jrwaters.com

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2008 AND 2007

	2008	2007
NET CAPITAL:		
Total members' equity (Exhibit III)	$231,417	$466,086
Net capital before deductions	231,417	466,086
Deductions:		
Non-allowable assets:		
Property and equipment - Net	35,915	50,714
Investment in non-marketable securities	7,439	4,063
Prepaid expenses	12,723	32,384
Note receivable	5,000	-
Deposits	2,103	8,372
Total deductions	63,180	95,533
NET CAPITAL	168,237	370,553
MINIMUM NET CAPITAL REQUIREMENT	50,000	5,212
EXCESS NET CAPITAL	$118,237	$365,341
AGGREGATE INDEBTEDNESS		
Total liabilities	$ 87,160	$ 78,179
Ratio of aggregate indebtedness to net capital	.52 to 1.0	.21 to 1.0

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2008 AND 2007

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) of the rule and does not hold customers' monies or securities.

The accompanying notes are an integral part of this statement.

Schedule C

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

STATEMENT OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
OPERATING EXPENSES:		
Commissions	$ 581,740	$ 852,856
Salaries - Executives	170,000	290,000
Salaries	673,283	754,798
Payroll taxes	95,146	118,647
Employee benefits	154,803	165,537
Clearing costs	348,452	319,323
Travel	132,361	223,811
Professional fees	50,697	49,087
Rent	134,252	99,853
Quotations and research	160,919	147,321
Meals and entertainment	59,930	127,112
Office supplies and expense	14,268	42,087
Telecommunications	45,687	55,460
Computer expense	34,536	41,986
Equipment rental	13,905	23,914
Licenses and registration	19,694	19,959
Dues and subscriptions	42,728	28,462
Depreciation and amortization	16,988	15,520
Insurance	-	1,570
Postage	2,350	3,821
Utilities	3,068	1,762
Advertising	2,300	1,684
Charitable contributions	250	3,321
TOTAL OPERATING EXPENSES (EXHIBIT II)	$2,757,357	$3,387,891

The accompanying notes are an integral part of this statement.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of Next Generation Equity Research, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Next Generation Equity Research, LLC (A Limited Liability Company) for the years ended December 31, 2008 and 2007, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a) (11).
2. Procedure for determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as described above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the years ended December 31, 2008 and 2007 and this report does not effect our report thereon dated February 13, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

John R. Walker & Company

Chicago, Illinois
February 13, 2009

END